United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: October 28th, 2004	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer

Press Release

Alcatel reports third quarter 2004 results

     Third quarter highlights:

•	Sales at Euro 3,044 million, up yoy by 11%, and by 14% at constant Euro/USD

•	Gross margin at 37.7% of sales

•	Income from operations at Euro 271 million at 8.9% of sales

•	EPS pre goodwill at Euro 0.14 (Euro 0.06 after goodwill)

•	Net cash at Euro 519 million

Note: All historical results are restated for battery activities, optical fiber, and mobile handsets, which are accounted for as “discontinued operations”.

Paris, October 28, 2004 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved third quarter 2004 results. Sales were registered at Euro 3,044 million compared with Euro 2,753 million in the third quarter 2003, up 11% and 14% at constant Euro/USD (with an average Euro/USD rate of 1.22 in Q3). Sales were up 3% sequentially compared to the second quarter 2004. The gross margin was 37.7% of sales (of which 0.5 points were from a one-off item related to a litigation settlement). Income from operations amounted to Euro 271 million, a 8.9% return on sales, with all business segments positive, compared with Euro 172 million in the same period last year. Net income pre-goodwill for the quarter was registered at Euro 187 million or diluted Euro 0.14 per share (USD 0.17 per ADS) and net income after goodwill at Euro 84 million or diluted Euro 0.06 per share (USD 0.08 per ADS).

Serge Tchuruk, Chairman and CEO summarized the Board’s observations:

“Alcatel registered a solid performance in the third quarter. In a very competitive environment, our current business model involves substantial investments in business development which are directed where the growth potential is clearly attractive to Alcatel and where market build-up costs remain compatible with our gross margin target of around 38% for the full year 2004. With our third quarter return on sales at around 9% and our book-to-bill ratio again exceeding 1 in the carrier space, we feel confident of meeting our future targets of double digit profitability, leveraging the growth in revenues and the continued expense containment illustrated by the healthy trend of Q3.

The third quarter showed a strong rebound of our mobile communications sales which were up 28% YoY with positive indications for the fourth quarter. This is the result of our focus on fast-growing countries with breakthroughs in India and Brazil and expansions in Russia, Africa, the Middle East and China. Our multistandard EvoliumTM platform proves to be well adapted to the increasing demand for hybrid networks (2G/EDGE/3G). Our investments in mobile application technologies, particularly in video streaming and convergent payment, are also starting to pay off. We are now investing in a clearly disruptive NGN cellular core technology through our association with Spatial Wireless, now reinforced by our agreement to acquire the company, which opens our access to the US cellular market.

Within the wireline market, long ago we started to invest in triple play technologies and we are now glad to see strong momentum on worldwide markets. In this domain, our recent win with SBC for Project Lightspeed also validates our technology choices in next generation IP-DSLAM and IP service routing as well as our focus on integration of complex, end to end systems. While the wireline market has been declining or has remained flattish in past quarters, we have now reached a stage where profitability is back and where prospects in future years should reflect a deep transformation of carriers’ service offering and of associated network configurations. We are convinced that Alcatel is optimally positioned to capitalize on this trend.

With our private communications business, our strategy as an integrator in vertical markets is also paying off with strong orders coming from the transport and security segments. We intend to develop new opportunities in these markets and to expand our business base with technology already used by our carrier customers. In the enterprise markets, the transition towards IP telephony and unified interaction management continues to gain momentum. We are also encouraged by the trend for our carrier customers to outsource parts of their business, which we are now seeing spread to Europe.”

Outlook for full year 2004: “At a current structure, we are comfortable with our former guidance that sales for the full year will be up in the high single digit range, at constant Euro/USD, with EPS pre-goodwill being substantial.”

	Third	Third	Second
	Quarter	Quarter	Quarter
Key Figures In Euro million except for EPS	2004	2003 restated	2004 restated
Profit & Loss
Net Sales	3,044	2,753	2,951
Income from Operations	271	172	213
Net Income pre-Goodwill & MI	216	(179)	147
Net Income	84	(284)	23
EPS diluted	0.06	(0.21)	0.02
E/ADS*	0.08	(0.26)	0.02
Number of shares (billions)	1.36	1.34	1.36

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD 1.24 as of September 30, 2004.

Third Quarter Business Update

	Third	Third	Second
	Quarter	Quarter	Quarter
Segment Breakdown In Euro million	2004	2003 restated	2004 restated
Sales
Fixed Communications	1,253	1,302	1,353
Mobile Communications	894	697	714
Private Communications	935	839	929
Other & Eliminations	(38)	(85)	(45)
Total	3,044	2,753	2,951
Income from Operations
Fixed Communications	119	64	136
Mobile Communications	103	107	72
Private Communications	68	41	35
Other & Eliminations	(19)	(40)	(30)
Total	271	172	213

In order to provide a view of business trends, the following comments are based on year on year comparisons.

Fixed communications

Third quarter revenue decreased by 3.8% to Euro 1,253 million from Euro 1,302 million in Q3 2003, continuing on a flattish trend at constant Euro/USD rate. Both the Data and Fixed Solutions businesses turned in significant growth. The IP edge service routing activity now boasts more than 40 customers across diverse geographical regions, with over 10 new accounts added during the quarter. MSWAN sales continued to be strong as a result of increased traffic in access, most notably in Europe. The growth in fixed solutions was driven by triple play services, in particular, the early adoption in Western Europe, Latin America and Russia, while NGN continued to gain momentum, exemplified by wins in China during the quarter wherein Alcatel will deliver one million NGN lines to three different Chinese carriers. Optical networks also grew during the quarter benefiting from the demand in the metro domain as well as for cross connects by the wireless carriers as they build out their network. Compared to a year ago, shipments of ADSL lines grew strongly in China, moderately in Europe, and declined in North America, which overall resulted in a softness in revenues. Alcatel delivered 4.5 million lines in the quarter, bringing cumulative deliveries for the year to 14.8 million. Voice networks continued to decline, even if, emerging countries in the deployment phase showed some strength. During the quarter an agreement was reached to dispose of the power systems business, which will remain consolidated in the fixed communications segment up until the time of closing.

Income from operations amounted to Euro 119 million compared to Euro 64 million in the same period last year, resulting in return on sales almost doubling over last year. The turnaround in optics for the second consecutive quarter as well as the solid achievement in data drove the growth in profitability.

Mobile communications

Third quarter revenue increased by 28.3% to Euro 894 million from Euro 697 million in Q3 2003. Going into the quarter with a substantial order backlog, combined with the beginning of execution of some new orders during the quarter, a strong performance was registered across all business lines. Within the mobile networks business, an accelerated demand in 2/2.5G was seen in emerging countries (India, Brazil, Russia, China), for additional network capacity. The 3G business also continued to develop through the coverage extension in Western Europe (Austria and Portugal) and the initial roll-out in emerging countries, in particular in Libya, Tunisia, and the United Arab Emirates. Mobile core gained momentum, in particular, the NGN core business which is growing in the U.S. market. Content Value Charging (IGGSN) registered growth as well as applications which also grew significantly during the quarter with an acceleration of demand for new features such as real time converged payment and video streaming. Wireless transmission began to recover with the delivery of its new product. The transaction concerning the mobile handset business was closed during the quarter and the business is now accounted for as discontinued operations.

Income from operations amounted to Euro 103 million compared to Euro 107 million in Q3 2003. Mobile networks continued to make a very strong contribution, with its significant double-digit margins maintained.

Private communications

Third quarter revenue increased by 11.4% to Euro 935 million compared with Euro 839 million in the third quarter 2003. Enterprise solutions registered good growth in its IP/PBX business particularly in Europe and, to a lesser extent, in Asia. During the quarter Alcatel acquired a privately held US-based company, eDial, Inc., a leading provider of conferencing and collaboration solutions for enterprises and service providers. Genesys continued to post solid results, particularly with large U.S. companies as well as in Asia Pacific. Benefiting from a strong order backlog, rail communication systems grew substantially during the quarter, most notably in Germany and Spain (mainline) and the U.K. (metro). A significant milestone was registered in China during the quarter, where the first phase of a metro line went into operation using Alcatel’s train control and signaling solution (CBTC). The space activity also benefited from a strong backlog and two more payloads were ordered during the quarter by a Russian satellite company. Integration and services is seeing a strong demand today, particularly in private sector deployments. Outsourcing trends are now spreading into Europe, highlighted by a contract awarded for the managed operation and maintenance services for a mobile network in Belgium.

Income from operations amounted to Euro 68 million compared to Euro 41 million in Q3 2003, with all businesses profitable.

Alcatel’s analyst conference call will begin at 1:00 p.m. Paris time (CET). A live audio webcast accompanied by a slide presentation will be available at www.alcatel.com/3q2004 or at www.alcatel.fr/3q2004. Media representatives and analysts wishing to ask questions during the Q&A session may dial in and request the “Alcatel teleconference.”

From the US: 888 428 4479

International: +1 612 326 1011

Third quarter 2004 results (unaudited)

PROFIT AND LOSS STATEMENT Figures for Third Quarter 03 have been restated to reflect the disposal of the Battery, Optical Fiber and Mobile Handsets divisions

➢	Net Sales: Euro 3,044 million vs. Euro 2,753 million in Q3 03, up by 11%

➢	Geographical distribution of sales:

W. Europe:	39%
Other Europe:	9%
North America:	15%
Asia:	15%
RoW:	22%

➢	Gross margin: 37.7% (37.3% for Q3 2003)

➢	Selling, general and administration (“SG&A”) costs: Euro (494) million (16.2% of sales)

➢	Research and development (“R&D”) expenses: Euro (384) million (12.6% of sales)

➢	Income (loss) from operations: Euro 271 million

➢	Earnings before tax and amortization of goodwill: Euro 248 million and included:

•	Interest paid on convertible bonds Euro (11) million

•	Net financial loss of Euro (44) million

•	Restructuring costs of Euro (15) million

•	Net other revenue/(expenses) of Euro 47 million

➢	Net Income Pre-Goodwill and Minority Interest: Euro 216 million

➢	Net Income: Euro 84 million and included a tax charge of Euro (14) million, share in net income /(loss) of equity affiliates and discontinued activities of Euro (18) million, goodwill amortization of Euro (103) million, and minority interests of Euro (29) million.

➢	Diluted EPS: Euro 0.06 per share (USD 0.08 per ADS), pre-goodwill Euro 0.14 per share (USD 0.17 per ADS) based on an average of 1.36 billion diluted shares

BALANCE SHEET ITEMS:

➢	Operating working capital: Euro 655 million (5.4% of last 12 months sales)

➢	Cash and equivalents: Euro 5,185 million

➢	Net Cash: Euro 519 million

➢	Gearing: (13.7%)

➢	Operating Cash Flow (net cash provided (used) by operating activities before changes in other receivables and debts): Euro (44) million

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to full year 2004 revenue, income from operations and earnings per share (EPS) (ii) the benefits to Alcatel in 2004 from its restructuring efforts, (iii) improvements in margins, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its cost cutting and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to improved net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sale increases and realization of positive net income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin/HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran/HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	Nicolas.Leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	Maria.Alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

December 2, 2004    Analyst’s Day, Paris

February 3, 2005      4th quarter and full year 2004 earnings release